SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México
(Name of Subject Company)

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Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

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Series B Shares, without par value

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Héctor Blas Grisi Checa

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to

Rodrigo Conesa Labastida Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca Múliple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Press Release dated May 24, 2021 titled “Banco Santander México, announces that its Parent Company, Banco Santander, S.A. issued a Material Fact Announcement”

Item 1

BANCO SANTANDER MÉXICO, ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A. ISSUED A MATERIAL FACT ANNOUNCEMENT

Mexico City, Mexico on May 24, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of Mexico’s leading banks, announces to the investing public that Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a material fact announcement (hecho relevante), as attached hereto which complements the announcement filed on March 26.

This relevant event does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

 ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31st, 2021, Banco Santander México had total assets of Ps.1,748 billion under Mexican Banking GAAP and more than 19.0 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 22,280 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Banco Santander supplements its 26 March 2021 announcement of its intention to launch a cash offer to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) not already held by the Santander group, representing approximately 8.3% of Santander Mexico’s share capital.

Banco Santander originally announced its intention to launch such tender offer for a price of 24 Mexican pesos for every share of Santander Mexico and 120 Mexican pesos for every ADS of Santander Mexico1 or, if higher, the book value per share of Santander Mexico (and its equivalent for every ADS) as per the financial statements of Santander Mexico for the quarter immediately preceding the date on which the offer is launched, in each case less the amount of any dividend paid before the offer was settled.

Banco Santander announces that it has determined to, if the tender offer is launched, maintain the price of MXN$24.00 per Santander Mexico share and the U.S. Dollar equivalent of MXN$120.00 per ADS, tendered in the offer, despite the payment of a dividend amounting to MXN$0.45 per share (MXN$2.25 per American Depositary Share) to be voted on by Santander Mexico’s shareholders’ meeting to be held on June 9, 2021. Consequently, Santander Mexico shareholders will be entitled to receive such dividend of MXN $0.45 per share and the U.S. Dollar equivalent of MXN$2.25 per ADS and, should they tender their shares upon Banco Santander’s final launching of the cash offer, also the total amount of MXN$24.00 per share of Santander Mexico and 120 Mexican pesos for every ADS of Santander Mexico or, if higher, the book value per share of Santander Mexico (and its equivalent for every ADS).

All the other terms of the announcement concerning Banco Santander’s intention to make an offer remain unchanged, including the intention of Banco Santander to seek cancellation of the registration of Santander Mexico’s shares before the National Securities Registry of the Mexican National Banking and Securities Commission and, when permitted, before the U.S. Securities and Exchange Commission, as well as the delisting of the Santander Mexico shares from the Mexican Stock Exchange and the New York Stock Exchange following settlement of the offer. Launching of the offer and the offer itself, as announced, remains subject to customary conditions for this type of transactions.

Boadilla del Monte (Madrid), 24 May 2021

1 Each ADS of Santander Mexico represents 5 shares of Santander Mexico.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Banco Santander intends to mail these documents to Santander Mexico shareholders. Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander Mexico shareholders will tender their shares in the tender offer; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Banco Santander and Santander Mexico. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.